UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Barnes & Noble, Inc.

(Name of Subject Company)

Barnes & Noble, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number of Class of Securities)

Bradley A. Feuer

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Renee Wilm Mollie Duckworth Adorys Velazquez Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10012 (212) 408-2500	Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Barnes & Noble, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on July 9, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership, to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $6.50 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with SEC on July 9, 2019 by the Offeror and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by replacing the entirety of the text under the subheading “Legal Proceedings” with the following:

On July 16, 2019, Richard Scarantino, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Scarantino v. Barnes & Noble, Inc. et al., 1:19-cv-01320 (D. Del.). The complaint names as defendants the Company, members of the Barnes & Noble Board, the Offeror and Parent. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a declaration that the defendants violated provisions of the Exchange Act and the rules promulgated thereunder and a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

On July 17, 2019, David Shaev, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Shaev v. Barnes & Noble, Inc. et al., 1:19-cv-01341 (D. Del.). The complaint names as defendants the Company and members of the Barnes & Noble Board. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

On July 18, 2019, Mitul Karia, a purported stockholder, filed a putative class action lawsuit asserting claims for breaches of fiduciary duties and aiding and abetting breaches of fiduciary duty in the Chancery Court of the State of Delaware. The complaint is captioned Karia v. Barnes & Noble, Inc. et al., 2019-0552 (Del. Ch.). The complaint names as defendants the Company, members of the Barnes & Noble Board, the Offeror and Parent. The complaint alleges, among other things, that members of the Barnes & Noble Board breached their fiduciary duties by failing to maximize the price to be paid in the Offer and by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), damages and an award of attorneys’ and experts’ fees. On July 22, 2019, plaintiff Karia filed a Motion for Expediated Proceedings and Motion for a Preliminary Injunction in the Chancery Court of the State of Delaware.

On July 22, 2019, Frank Ferreiro, a purported stockholder, filed a putative class action lawsuit asserting claims for breaches of fiduciary duties and challenging disclosures made in connection with the Transactions in the United States District Court for the Southern District of New York. The complaint is captioned Ferreiro v. Barnes & Noble, Inc. et al., 1:19-cv-06809 (S.D.N.Y.). The complaint names as defendants the Company and members of the Barnes & Noble Board. The complaint alleges, among other things, that members of the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. The complaint also alleges, among other things, that the Company and the Barnes & Noble Board breached their fiduciary duties by failing to maximize the price to be paid in the Offer and by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), damages and an award of attorneys’ and experts’ fees. The complaint also seeks a declaration that the defendants breached their fiduciary duties and a judgment to direct the defendants to exercise their fiduciary duties to commence a sale process reasonably designed to secure the best possible consideration for the Company and obtain a transaction which is in the best interests of the Company’s stockholders.

While, the Company believes that the aforementioned complaints lack merit, on July 26, 2019, the Company filed Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), supplementing the disclosures set forth in Item 4 and Item 5 of the Schedule 14D-9 to avoid potential expense and delay and to provide additional information to its stockholders. The Company believes that the effect of filing this supplemental disclosure was to moot the plaintiffs’ disclosure claims in the Scarantino, Shaev, Karia and Ferreiro complaints. Nothing in Amendment No. 3 shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth therein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the complaints that any additional disclosure was or is required.

On July 26, 2019, following the filing by the Company of Amendment No. 3, plaintiff Karia filed a notice with the Chancery Court of the State of Delaware withdrawing his Motion for Expedited Proceedings and Motion for a Preliminary Injunction.

Also on July 26, 2019, plaintiffs Scarantino, Shaev and Ferreiro agreed to voluntarily dismiss with prejudice their individual claims and dismiss without prejudice claims asserted on behalf of a purported class of the Company’s stockholders, by no later than July 31, 2019. Plaintiffs Scarantino and Shaev filed notices of voluntary dismissal on July 29, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name:	Bradley A. Feuer
Title:	Vice President, General Counsel and Corporate Secretary

Dated: July 30, 2019

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